SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

PRIVATE MEDIA GROUP, INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

74266R104
(CUSIP Number)

Ilan Bunimovitz
515 Arkansas Street
San Francisco, California  94107
(415) 385-4962

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

October 22, 2010
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ilan Bunimovitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 1,875,951 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,875,951 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,875,951 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.94% (See Item 5)
14	TYPE OF REPORTING PERSON IN (See Item 4)

This Amendment No. 3 to Schedule 13D is filed by and on behalf of Mr. Bunimovitz to amend the Schedule 13D related to the common stock of the issuer filed with the Commission on July 28, 2010, as amended by the Amendment No. 1 to Schedule 13D filed with the Commission on August 12, 2010 and as further amended by the Amendment No. 2 to Schedule 13D filed with the Commission on September 2, 2010 (the “Schedule 13D”).  Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.                      Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Mr. Bunimovitz acquired the Common Stock in connection with the acquisition by the Issuer of Mr. Bunimovitz’s interests in Game Link LLC and eLine LLC on January 20, 2009 pursuant to the Merger Agreement.  As stated more fully in Item 2, the Issuer, through a letter from its Chairman, Mr. Berth Milton, purported to terminate for cause the employment of Mr. Bunimovitz as Chief Executive Officer of the Issuer on July 19, 2010.  Mr. Bunimovitz is vigorously contesting the purported action because it was taken in retaliation for Mr. Bunimovitz’s efforts to investigate self-dealing transactions by the Issuer’s Chairman that were possibly contrary to the Issuer’s interests and violative of the federal securities laws.  Mr. Bunimovitz may take such action as he deems advisable to contest his purported termination and to uphold the fiduciary duties owed by the Issuer and its directors to the stockholders.

On or about August 11, 2010, Mr. Bunimovitz, together with certain other stockholders of the Issuer as more fully described below, filed a complaint against the Issuer in the District Court of Clark County, Nevada (the “Nevada Action”) seeking, among other remedies, the appointment of a receiver as provided by Nevada law and an injunction enjoining the Issuer from issuing any additional shares of stock, incurring any additional debt, disposing of any business assets outside of the ordinary course of business, making any loans to any officer or director of the Issuer or any affiliate of any such person, closing any bank or brokerage account and paying any bonus to any officer or director of the Issuer.  The plaintiff’s in the Nevada Action also asserted derivative claims for damages against the individual defendants on behalf of the Issuer.  Joining Mr. Bunimovitz as plaintiffs in the Nevada Action are Consipio Holding BV (“Consipio”) and Tisbury Services Limited (BVI), both of which are also stockholders of the Issuer.

On or about September 2, 2010, Mr. Bunimovitz executed a written consent of the Issuer’s stockholders amending the Issuer’s bylaws in certain respects.  The Issuer’s Board of Directors met on September 25, 2010 under oversight of the court in the Nevada Action, and made no finding as to the validity of the bylaws amendments under the written consent delivered by Mr. Bunimovitz and certain other stockholders.  The Board of Directors scheduled the annual stockholders meeting of the Issuer for November 18, 2010 in San Francisco and established September 23, 2010 as the record date for determination of stockholders entitled to vote at the meeting.

On October 14, 2010, the Nevada court hearing the Nevada Action, in response to a motion that the Issuer be required to provide daily cash reports to Mr. Bunimovitz, ruled that the Issuer will be required to provide daily cash reports to the plaintiffs’ counsel “for attorney’s eyes only.”

On October 22, 2010, Consipio filed a Preliminary Proxy Statement with the Commission in which Consipio is seeking the election of six (6) directors to the Issuer’s Board of Directors.  Mr. Bunimovitz is one of the nominees named in Consipio’s Preliminary Proxy Statement.

Mr. Bunimovitz is not acting in concert or as a member of a group with the other plaintiffs in the Nevada Action or any other parties for purposes of the Securities Exchange Act of 1934, as amended, or the rules promulgated thereunder (the “1934 Act”), and no agreements or understandings exist between Mr. Bunimovitz and any other person with respect to the exercise of voting rights or the solicitation of votes relating to the Issuer’s Common Stock or the acquisition or disposition of shares of the Issuer’s Common Stock.  On the contrary, Mr. Bunimovitz, other than preparing and filing the complaint in the Nevada Action and taking the actions in his capacity as a stockholder of the Issuer as described above, is acting independently of any other party and reserves the right to withdraw from or take no further action in relation to the Nevada Action or any other matter in his sole and absolute discretion.  Mr. Bunimovitz expressly disclaims being part of any group with any other stockholder of the Issuer for purposes of the Act.

Mr. Bunimovitz may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as he deems advisable to benefit from changes in market price of the Common Stock, changes in the Issuer’s operations, business strategy or prospects, or from sale or merger of the Issuer.  Mr. Bunimovitz may make plans, make proposals, and/or take such other actions with respect to his investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, and to acquire additional Common Stock or dispose of all the Common Stock beneficially owned by him, in public market or privately negotiated transactions.  Mr. Bunimovitz may at any time reconsider and change his plans or proposals relating to the foregoing.

THIS SCHEDULE 13D IS NOT A SOLICITATION AND NO STOCKHOLDER OF THE ISSUER IS REQUESTED TO TAKE ANY ACTION WITH RESPECT TO THE COMMON STOCK OF THE ISSUER. MR. BUNIMOVITZ IS NOT HEREBY SOLICITING, AND DOES NOT INTEND TO SOLICIT, ANY STOCKHOLDER TO VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE ELECTION OF DIRECTORS OR ANY OTHER MATTER TO BE VOTED UPON AT THE ISSUER’S ANNUAL MEETING OF STOCKHOLDERS OR OTHERWISE.

(d)           Mr. Bunimovitz intends to exercise his voting rights to effect a change in the composition of the Issuer’s Board of Directors as described in Item 4 above.

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  October 26, 2010

Ilan Bunimovitz